Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2014 and 2013

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

		Jun. 30,	Dec. 31,
	Note	2014	2013

Assets
Current assets
Cash and cash equivalents		$547,283	$631,427
Trade and other receivables	7	99,009	168,298
Inventories	8	99,789	52,201
Prepaid expenses and other current assets	9	38,092	28,917
Other financial assets	10	1,422	807
Taxes receivable		48,172	37,644
Assets held for sale	5	—	5,864
		833,767	925,158
Receivables	7	81,275	57,376
Inventories	8	7,648	7,888
Prepaid expenses	9	410	574
Other financial assets	10	144,699	71,182
Intangible assets - computer software		12,842	13,573
Property, plant and equipment	11	3,191,224	2,665,075
Goodwill		71,601	71,373
Deferred tax assets	17b	36,825	31,787
		$4,380,291	$3,843,986

Liabilities
Current liabilities
Trade and other payables		$329,676	$218,898
Taxes payable		76	33
Other liabilities	12	36,413	41,139
Other financial liabilities	13	12,361	16,348
Long term debt	14	15,764	—
Deferred revenue	15	77,158	65,616
		471,448	342,034
Other financial liabilities	13	17,647	23,039
Long term debt	14	850,786	779,331
Deferred revenue	15	564,031	464,135
Provisions	16	165,135	146,062
Pension obligations		51,223	25,931
Other employee benefits		164,728	142,114
Deferred tax liabilities	17b	301,751	293,633
		2,586,749	2,216,279

Equity
Share capital	18b	1,188,328	1,021,088
Reserves		69,053	49,557
Retained earnings		536,161	564,966
Equity attributable to owners of the Company		1,793,542	1,635,611
Non-controlling interests	21	—	(7,904)
		1,793,542	1,627,707
		$4,380,291	$3,843,986

Commitments (note 23)

Subsequent events (note 26)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flow

(Unaudited and in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013

Cash generated from (used in) operating activities:
Profit (loss) for the period		$252	$(52,686)	$(26,967)	$(50,779)
Tax expense	17a	6,591	12,803	9,671	18,819
Items not affecting cash:
Depreciation and amortization	6b	23,909	21,003	39,521	35,385
Share-based payment expense	6c	2,476	(1,417)	3,800	50
Net finance income	6e	1,434	2,744	3,037	2,134
Change in fair value of derivatives		4,365	4,361	(7,118)	5,007
Change in deferred revenue related to stream	15	(15,454)	(25,066)	(22,515)	(34,509)
Change in taxes receivable/payable, net		4,384	3,272	5,464	11,824
Loss in disposition of subsidiary	6f	—	—	6,512	—
Impairment and mark-to-market losses	6e	337	5,072	1,131	6,966
Foreign exchange and other		(13,636)	25,777	(1,597)	23,082
Taxes paid		(2,894)	(6,522)	(3,809)	(16,373)
Operating cash flows before stream deposit and change in non-cash working capital		11,764	(10,659)	7,130	1,606
Precious metals stream deposit	15	—	131,475	139,287	131,475
Change in non-cash working capital	24a	(21,310)	5,361	(40,389)	(19,626)
		(9,546)	126,177	106,028	113,455

Cash generated from (used in) investing activities:
Net interest (paid) received		(255)	3,056	187	5,422
Acquisition of property, plant and equipment		(242,860)	(233,044)	(449,874)	(438,418)
Acquisition of intangible assets		(142)	(464)	(478)	(1,206)
Sale (acquisition) of investments		424	(3,619)	(2,463)	(7,322)
Addition to restricted cash	10	—	(705)	(22,963)	(20,882)
Peruvian sales tax paid on capital expenditures		20,981	(30,720)	72,533	(51,809)
		(221,852)	(265,496)	(403,058)	(514,215)

Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs and payments	14	27,724	156,685	86,926	156,685
Interest paid on long-term debt		—	—	(39,697)	(26,708)
Proceeds from exercise of stock options		155	—	155	319
Financing costs		(139)	(303)	(1,137)	(311)
Costs (proceeds) from issuance of equity		(140)	—	164,991	—
Dividends paid	18b	—	—	(1,928)	(17,203)
		27,600	156,382	209,310	112,782

Effect of movement in exchange rates on cash and cash equivalents		(12,920)	9,388	3,576	27,817
Net (decrease) increase in cash and cash equivalents		(216,718)	26,451	(84,144)	(260,161)
Cash and cash equivalents, beginning of period		764,001	1,050,476	631,427	1,337,088
Cash and cash equivalents, end of period		$547,283	$1,076,927	$547,283	$1,076,927

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2014	2013	2014	2013

Revenue	6a	$139,329	$130,659	$246,108	$250,540

Cost of sales
Mine operating costs		101,503	95,602	182,785	176,623
Depreciation and amortization	6b	23,716	20,814	39,143	34,988
		125,219	116,416	221,928	211,611

Gross profit		14,110	14,243	24,180	38,929

Selling and administrative expenses		12,922	8,207	26,987	19,276
Exploration and evaluation		2,254	6,891	4,197	15,610
Other operating income and expenses	6d	1,587	2,282	5,199	4,290
Loss on disposal of subsidiary	6f	—	—	6,512	—
Results from operating activities		(2,653)	(3,137)	(18,715)	(247)

Finance income	6e	(912)	265	(1,692)	(2,109)
Finance expenses	6e	2,346	2,479	4,729	4,243
Other finance (gain) loss	6e	(10,930)	34,002	(4,456)	29,579
Net finance (income) expense		(9,496)	36,746	(1,419)	31,713

Profit (loss) before tax		6,843	(39,883)	(17,296)	(31,960)
Tax expense	17a	6,591	12,803	9,671	18,819
Profit (loss) for the period		$252	$(52,686)	$(26,967)	$(50,779)

Attributable to:
Owners of the Company		$252	$(52,592)	$(26,877)	$(50,587)
Non-controlling interests	21	—	(94)	(90)	(192)
Profit (loss) for the period		$252	$(52,686)	$(26,967)	$(50,779)

Earnings (loss) per share
Basic and diluted		$—	$(0.31)	$(0.14)	$(0.29)

Weighted average number of common shares outstanding (note 19):
Basic		193,015,043	172,028,376	189,542,667	172,020,482
Diluted		193,217,709	172,028,376	189,542,667	172,020,482

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Profit (loss) for the period	$252	$(52,686)	$(26,967)	$(50,779)

Other comprehensive income (loss): (note 20)
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign operations	(54,186)	51,345	6,718	75,202
Change in fair value of available-for-sale financial assets	1,954	(13,206)	46,394	(13,097)
	(52,232)	38,139	53,112	62,105

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial (loss) gain	(14,532)	27,230	(40,614)	21,180
Tax effect	1,902	(4,288)	6,419	(3,373)
	(12,630)	22,942	(34,195)	17,807

Transferred to income statement:
Change in fair value of available-for-sale financial assets	329	5,240	1,123	6,979
Sale of investments	(33)	—	(33)	(28)
	296	5,240	1,090	6,951

Other comprehensive (loss) income net of tax, for the period	(64,566)	66,321	20,007	86,863
Total comprehensive (loss) income for the period	$(64,314)	$13,635	$(6,960)	$36,084

Attributable to:
Owners of the Company	(64,314)	13,561	(6,870)	36,008
Non-controlling interests	—	74	(90)	76
Total comprehensive (loss) income for the period	$(64,314)	$13,635	$(6,960)	$36,084

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share Capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available-for- sale reserve	Hedging reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests (note 21)	Total equity

Balance, January 1, 2013	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,250	$1,653,772	$(311)	$1,653,461
Loss	—	—	—	—	—	—	(50,587)	(50,587)	(192)	(50,779)
Other comprehensive income (loss) (note 20)	—	—	74,934	(6,146)	—	17,807	—	86,595	268	86,863
Total comprehensive income (loss)	—	—	74,934	(6,146)	—	17,807	(50,587)	36,008	76	36,084
Contributions by and distributions to owners:
Stock options exercised	442	(129)	—	—	—	—	—	313	—	313
Dividends (note 18b)	—	—	—	—	—	—	(17,203)	(17,203)	—	(17,203)
Total contributions by and distributions to owners	442	(129)	—	—	—	—	(17,203)	(16,890)	—	(16,890)
Balance, June 30, 2013	$1,020,900	$26,074	$85,513	$10,352	$—	$(87,409)	$617,460	$1,672,890	$(235)	$1,672,655
Loss	—	—	—	—	—	—	(50,772)	(50,772)	(7,725)	(58,497)
Other comprehensive income (loss)	—	—	12,411	(7,884)	—	10,559	—	15,086	56	15,142
Total comprehensive income (loss)	—	—	12,411	(7,884)	—	10,559	(50,772)	(35,686)	(7,669)	(43,355)
Contributions by and distributions to owners:
Stock options exercised	188	(59)	—	—	—	—	—	129	—	129
Dividends	—	—	—	—	—	—	(1,722)	(1,722)	—	(1,722)
Total contributions by and distributions to owners	188	(59)	—	—	—	—	(1,722)	(1,593)	—	(1,593)
Balance, December 31, 2013	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital	Foreign currency translation	Available-for-	Hedging	Remeasurement	Retained		Non- controlling interests
	(note 18)	reserves	reserve	sale reserve	reserve	reserve	earnings	Total	(note 21)	Total equity

Balance, January 1, 2014	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707
Loss	—	—	—	—	—	—	(26,877)	(26,877)	(90)	(26,967)
Other comprehensive income (loss) (note 20)	—	—	6,718	47,484	—	(34,195)	—	20,007	—	20,007
Total comprehensive income (loss)	—	—	6,718	47,484	—	(34,195)	(26,877)	(6,870)	(90)	(6,960)
Contributions by and distributions to owners:
Stock options exercised (note 18b)	214	(60)	—	—	—	—	—	154	—	154
Equity issuance (note 18b)	172,672	—	—	—	—	—	—	172,672	—	172,672
Share issue costs, net of tax (note 18b)	(5,646)	—	—	—	—	—	—	(5,646)	—	(5,646)
Dividends (note 18b)	—	—	—	—	—	—	(1,928)	(1,928)	—	(1,928)
Total contributions by and distributions to owners	167,240	(60)	—	—	—	—	(1,928)	165,252	—	165,252
Reclassification adjustment								—	1,073	1,073
Sale of subsidiary	—	—	(451)	—	—	—	—	(451)	6,921	6,470
Balance, June 30, 2014	$1,188,328	$25,955	$104,191	$49,952	$—	$(111,045)	$536,161	$1,793,542	$—	$1,793,542

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2014 and 2013 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries, as at June 30, 2014, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”) and HudBay (BVI) Inc.

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, Lima and New York stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper mine under construction in Cusco (Peru). The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders. Subsequent to period end, the Group acquired control of Augusta Resource Corporation (“Augusta”). For additional details regarding Hudbay’s acquisition, refer to note 26.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)              Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these condensed consolidated interim financial statements on July 30, 2014.

(b)              Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and all material subsidiaries’ functional currency, except for Hudbay Peru and HudBay (BVI) Inc., which have a functional currency of US dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)               Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

The condensed consolidated interim financial statements reflect the judgements outlined by the Group in its consolidated financial statements for the year ended December 31, 2013.

(d)              Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The condensed consolidated interim financial statements reflect the estimates outlined by the Group in its consolidated financial statements for the year ended December 31, 2013.

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2013 and comparative periods.

As required by the IAS, effective January 1, 2014 the Group adopted the following amendments to IFRS:

•                  IAS 32 Offsetting Financial Assets and Liabilities - in October 2009, the IASB issued an amendment to IAS 32 Offsetting Financial Assets and Liabilities, which clarifies certain aspects of offsetting and net and gross settlement. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

•                  IFRIC 21 Levies - this IFRIC was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

4.                   New standards not yet adopted

•                       IFRS 15 Revenue from Contracts with Customers — this standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contacts with its customers. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2017 with early application permitted. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

•                       IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

5.                   Assets held for sale

On January 17, 2014 the Group closed the sale of its wholly owned subsidiary, Hudbay Michigan Inc. (“Hudbay Michigan”), which owned a 51% interest in Back Forty Joint Venture LLC, which owns the Back Forty project in Michigan; the remaining 49% is owned by Aquila Resources Inc. (“Aquila”).

The final share consideration valued at $2,425 was received during the first quarter of 2014 (18,650,193 common shares of Aquila based on a price of $0.13 per share), together with other non-cash consideration. Including the shares issued in the transaction, the Company owns and controls 33,017,758 Aquila common shares, representing approximately 18.0% of the issued and outstanding shares, which are included in the available-for-sale investments. The sale was completed pursuant to a previously announced purchase agreement dated November 7, 2013. As the sale closed after December 31, 2013, the Back Forty project was reported as an asset held for sale as at December 31, 2013.

6.                   Revenue and expenses

(a)              Revenue

The Group’s revenue by significant product types:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Copper	$59,866	$43,125	$106,617	$103,448
Zinc	59,944	55,917	112,133	107,532
Gold	25,928	35,019	40,043	49,011
Silver	4,244	4,918	6,587	7,122
Other	1,262	1,005	2,246	2,380
	151,244	139,984	267,626	269,493
Treatment and refining charges	(8,781)	(4,713)	(13,836)	(9,664)
Pre-production revenue	(3,134)	(4,612)	(7,682)	(9,289)
	$139,329	$130,659	$246,108	$250,540

Pre-production revenue in three and six months ended June 30, 2014 relates to revenue earned from production at the Reed project in Manitoba. Pre-production revenue in 2013 relates to revenue earned from production at the Group’s Lalor and 777 North projects in Manitoba. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the income statement.

Included in revenue for the three months ended June 30, 2014 are losses related to non-hedge derivative contracts of $6,506 (three months ended June 30, 2013 - gains of $761). Included in revenue for the six months ended June 30, 2014 are gains of $2,080 (six months ended June 30, 2013 - losses of $1,717) (note 22(b)).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Cost of sales	$23,716	$20,814	$39,143	$34,988
Selling and administrative expenses	193	189	378	397
	$23,909	$21,003	$39,521	$35,385

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

(c)               Share-based payment and expense

Share-based payment expenses are reflected in the income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended June 30, 2014
Cost of sales	$400	$—	$400
Selling and administrative expenses	1,024	924	1,948
Other operating expenses	165	—	165
Exploration and evaluation	(37)	—	(37)
	$1,552	$924	$2,476
Six months ended June 30, 2014
Cost of sales	$642	$—	$642
Selling and administrative expenses	1,769	1,148	2,917
Other operating expenses	272	—	272
Exploration and evaluation	(31)	—	(31)
	$2,652	$1,148	$3,800
Three months ended June 30, 2013
Cost of sales	$(81)	$—	$(81)
Selling and administrative expenses	(426)	(1,036)	(1,462)
Other operating expenses	120	—	120
Exploration and evaluation	6	—	6
	$(381)	$(1,036)	$(1,417)
Six months ended June 30, 2013
Cost of sales	$177	$—	$177
Selling and administrative expenses	639	(879)	(240)
Other operating expenses	107	—	107
Exploration and evaluation	6	—	6
	$929	$(879)	$50

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

(d)              Other operating income and expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Joint venture operator fee income	$(1,152)	$—	$(1,152)	$—
Cost of non-producing properties	3,132	1,663	6,652	3,685
Other income and expense	(393)	619	(301)	605
	$1,587	$2,282	$5,199	$4,290

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

(e)               Finance income and expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Finance income
Interest income	$(882)	$(3,392)	$(2,508)	$(5,766)
Less: adjustment to interest capitalized	35	3,657	881	3,657
Other finance income	(65)	—	(65)	—
	(912)	265	(1,692)	(2,109)
Finance expense
Interest expense on long-term debt	20,604	12,751	41,040	25,144
Unwinding of accretion on financial liabilities at amortized cost	344	525	782	1,123
Unwinding of discounts on provisions	919	845	1,879	1,549
Other finance expense	1,427	1,634	2,850	2,694
	23,294	15,755	46,551	30,510
Interest capitalized	(20,948)	(13,276)	(41,822)	(26,267)
	2,346	2,479	4,729	4,243
Other finance losses
Net foreign exchange (gains) losses	(9,094)	23,808	(517)	19,276
Change in fair value of financial assets and liabilities at fair value through profit loss:
Prepayment option embedded derivative (note 14)	(2,141)	5,122	(5,038)	3,365
Investments classified as held-for-trading	8	(168)	8	(13)
Net gain reclassified from equity on disposal of available-for-sale investments	(32)	—	(32)	(28)
Net loss reclassified from equity on impairment of available-for-sale investments (notes 10 and 20)	329	5,240	1,123	6,979
	(10,930)	34,002	(4,456)	29,579
Net finance expense	$(9,496)	$36,746	$(1,419)	$31,713

Interest expense is capitalized to the Constancia project related to the other financial liabilities recorded at amortized cost and long-term debt (notes 13, 14).

During the three and six months ended June 30, 2014, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $329 and $1,123 respectively, from the available-for-sale reserve within equity to the income statement (three and six months ended June 30, 2013 - $5,240 and $6,979, respectively).

(f)                Loss on disposal of subsidiary

During the six months ended June 30, 2014, the Group recognized a loss of $6,512 on the disposition of its Back Forty project in Michigan (note 5). This mainly resulted from the derecognition of the non-controlling interest and cumulative translation adjustments recorded in the entity (note 21). The Group has presented the loss within the Corporate and Other activities segment.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

7.               Trade and other receivables

	Jun. 30, 2014	Dec. 31, 2013
Current
Trade receivables	$30,577	$41,144
Embedded derivatives - provisional pricing (note 22c)	1,616	1,307
Statutory receivables	38,627	116,185
Receivable from joint venture partner	8,415	—
Other receivables	19,774	9,662
	99,009	168,298
Non-current
Statutory receivables - Peruvian sales tax	64,172	57,376
Receivable from joint venture partner	17,103	—
	81,275	57,376
	$180,284	$225,674

As commercial production commenced at the Reed mine on April 1, 2014, the Group recorded a receivable for 30% of the applicable development costs as well as other amounts due from our joint venture partner, VMS Ventures Inc. (“VMS Ventures”) pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases.

As at June 30, 2014, $37,844 (December 31, 2013 - $114,651) of the current statutory receivables and all of the non-current statutory receivable relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. The non-current portion has not been discounted given it is a statutory receivable. Hudbay Peru expects to receive the current portion within a year and the non-current refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

8.               Inventories

	Jun. 30, 2014	Dec. 31, 2013
Current
Work in progress	$25,973	$7,718
Finished goods	60,097	30,746
Materials and supplies	13,719	13,737
	99,789	52,201
Non-current
Materials and supplies	7,648	7,888
	$107,437	$60,089

The cost of inventories recognized as an expense and included in cost of sales amounted to $94,074 and $164,705 for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 - $85,574 and $154,035, respectively).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

During the six months ended June 30, 2014, the Group recognized an expense of $5,685 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value (six months ended June 30, 2013 - Nil). For zinc inventories sold during the six months ended June 30, 2014, the related amount transferred from inventory to cost of sales was $10,696 less than it would have been had write-downs not been previously recognized (three months ended June 30, 2014 - $5,685). As a result, for the six months ended June 30, 2014, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $5,011 (three months ended June 30, 2014 - $5,685).

9.               Prepaid expenses

	Jun. 30, 2014	Dec. 31, 2013
Current
Prepayments to suppliers related to capital projects	$23,441	$18,962
Prepaid financing fees	5,563	—
Prepaid insurance	1,954	5,516
Other	7,134	4,439
	38,092	28,917
Non-current
Other	410	574
	$38,502	$29,491

10.        Other financial assets

	Jun. 30, 2014	Dec. 31, 2013
Current
Derivative assets	$1,422	$807

Non-current
Available-for-sale investments	99,561	48,281
Investments at fair value through profit or loss	—	7
Restricted cash	45,138	22,894
	144,699	71,182
	$146,121	$71,989

Available-for-sale investments

As at June 30, 2014, available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. Included in the available-for-sale investment balance is $77,707 of shares in Augusta (December 31, 2013 - $34,127), refer to note 26, regarding subsequent events related to the acquisition of control of Augusta. During the three and six months ended June 30, 2014 the Group recognized impairment losses of $329 and $1,123 respectively, related to its investments in the available-for-sale reserve within equity (three and six months ended June 30, 2013 - $5,240 and $6,979, respectively) (notes 6e and 20).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

Credit facility, letters of credit and restricted cash

In June 2014, the Group entered into a US $150 million standby credit facility with two lenders to provide financing for expenditures on the Constancia project, if required. The facility has a term of four years, with any drawdowns bearing interest at LIBOR + 3.50%. Repayments of any advances made under this facility will commence on December 31, 2015 and will require full repayment by September 30, 2018. Prepayments of the facility can be made any time without penalty. The facility is unconditionally guaranteed by the Company and is secured by a pledge of assets of its Peruvian subsidiary. The facility contains customary financial covenants applicable to the Company’s Peruvian subsidiary that are to be complied with commencing December 31, 2015. No amounts have been drawn down at June 30, 2014.

On November 3, 2010, Hudbay arranged a revolving credit facility with a syndicate of lenders. In September 2013, the Company entered into various amendments with the lenders. The facility has a maturity date of September 12, 2016, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s non-Peruvian material subsidiaries. The available amount under the facility is the lesser of US$100,000 and a borrowing base related to accounts receivable and inventory, which was US$92,493 ($98,690) as at June 30, 2014. Upon closing in 2010, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at June 30, 2014, the Manitoba business unit had outstanding letters of credit in the amount of $64,084 (December 31, 2013 - $64,084).

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $43,363 as at June 30, 2014, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2013 - $21,124).

11.             Property, plant and equipment

Jun. 30, 2014	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$16,579	$—	$16,579
Capital works in progress	2,632,773	—	2,632,773
Mining properties	577,093	(386,109)	190,984
Plant and equipment	717,685	(366,797)	350,888
	$3,944,130	$(752,906)	$3,191,224

Dec. 31, 2013	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$16,840	$—	$16,840
Capital works in progress	2,178,127	—	2,178,127
Mining properties	511,325	(362,239)	149,086
Plant and equipment	663,996	(342,974)	321,022
	$3,370,288	$(705,213)	$2,665,075

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

The Group has determined that the level of activity that represents commercial production for Reed, 777 North and phase 1 of Lalor is production of an average of 60% of design capacity over a three-month period. On March 31, 2013, June 30, 2013 and March 31, 2014, phase 1 of the Lalor mine, the 777 North mine and the Reed mine met the threshold, respectively. The Group concluded that commercial production related to phase 1 at the Lalor mine and the 777 North mine commenced on April 1, 2013 and July 1, 2013, respectively, at which time the carrying value of the related assets within capital works in progress was reclassified to plant and equipment and mine development and depreciation of the assets commenced. Similarly, commercial production at the Reed mine commenced on April 1, 2014, and the carrying value of the related assets within capital works in progress were reclassified to plant and equipment and mine development, and depreciation of the assets has commenced.

12.            Other liabilities

	Jun. 30, 2014	Dec. 31, 2013
Current portion of
Provisions (note 16)	$10,189	$6,897
Pension liability	22,520	30,677
Other employee benefits	3,704	3,565
	$36,413	$41,139

13.            Other financial liabilities

	Jun. 30, 2014	Dec. 31, 2013
Current
Derivative liabilities	$3,166	$4,631
Other financial liabilities at amortized cost	9,195	11,717
	12,361	16,348

Non-current
Other financial liabilities at amortized cost	17,647	23,039
	$30,008	$39,387

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the six months ended June 30, 2014, payments of $8,873 were made. During the year ended December 31, 2013, the liability associated with several of the community agreements increased by $21,121 and payments of $26,349 were made.

Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

14.            Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2014	Dec. 31, 2013
Senior unsecured notes (note a)	$778,008	$779,331
Equipment finance facility (note b)	88,542	—
	866,550	779,331
Less: current portion (note b)	(15,764)	—
	$850,786	$779,331

(a)              Senior unsecured notes

Balance, January 1, 2013	$479,540
Addition to Principal, net of transaction costs and bond premium	256,258
Addition to embedded derivative (prepayment option)	(469)
Change in fair value of embedded derivative (prepayment option)	2,839
Effects of changes in foreign exchange	39,890
Accretion of transaction costs	1,273
Balance, December 31, 2013	$779,331
Change in fair value of embedded derivative (prepayment option)	(5,038)
Effects of changes in foreign exchange	2,571
Accretion of transaction costs	1,144
Balance, June 30, 2014	$778,008

On June 20, 2013 and December 9, 2013, the Company issued US$150,000 and US$100,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$500,000 aggregate principal amount of 9.50% senior unsecured notes due October 1, 2020, that were issued in September 2012 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes issued in June 2013 were priced at 102% of the aggregate principal amount, resulting in gross proceeds of US$153,000 and will yield 9.11% to maturity. The Additional Notes issued in December 2013 were priced at 100% of their face value, and yielded gross proceeds of US$100,000. The Initial Notes were priced at 100% of their face value, and yielded gross proceeds of US$500,000. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds are to be used to fund the development of Constancia, interest costs have been capitalized to project assets.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

(b)              Equipment finance facility

Balance, December 31, 2013	$—
Addition to Principal, net of transaction costs	89,443
Payments made	(1,179)
Accretion of transaction costs	278
88,542
Current portion	(15,764)
Balance, June 30, 2014	$72,778

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at the Group’s Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis and are secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. All payments due within twelve months of the period end date are classified as a current liability. The payments are based on a floating annual interest rate of 3-months LIBOR plus 4.25%. The Group has drawn down $94,581 under the facility and incurred $5,138 in transaction costs.

15.            Deferred revenue

On November 4, 2013, the Group entered into an amended and restated precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) pursuant to which the Group will receive an additional US$135,000 deposit against delivery of 50% of payable gold from the Constancia project. In addition to the deposit payment for gold, the Group will receive the lesser of the market price and US$400 per ounce for gold delivered to Silver Wheaton, subject to 1% annual escalation after three years. The Group is entitled to the US$135,000 deposit once US$1.35 billion has been incurred and paid in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton whereby the Group has received aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received an installment payment of US$125,000 ($139,287) in March 2014 as a result of US$1,000,000 in capital expenditures having been paid at the Constancia project.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

The following table summarizes changes in deferred revenue:

Balance, January 1, 2013	$462,278
Additional installment received	131,475
Recognition of revenue	(69,088)
Effects of changes in foreign exchange	5,086
Balance, December 31, 2013	$529,751
Additional installment received	139,287
Recognition of revenue	(22,515)
Effects of changes in foreign exchange	(5,334)
Balance, June 30, 2014	$641,189

Deferred revenue is reflected in the balance sheets as follows:

	Jun. 30, 2014	Dec. 31, 2013
Current	$77,158	$65,616
Non-current	564,031	464,135
	$641,189	$529,751

16.            Provisions

Reflected in the balance sheets as follows:

Jun. 30, 2014	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Current (note 12)	$745	$5,205	$4,239	$—	$10,189
Non-current	162,212	—	2,923	—	165,135
	$162,957	$5,205	$7,162	$—	$175,324

Dec. 31, 2013	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Current (note 12)	$547	$4,268	$2,082	$—	$6,897
Non-current	141,019	—	4,891	152	146,062
	$141,566	$4,268	$6,973	$152	$152,959

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

17.            Income and mining taxes

(a)              Tax expense:

The tax expense is applicable as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Current:
Taxable income	$1,150	$200	$2,219	$182
Taxable mining profits	(1,721)	957	(2,956)	2,815
Adjustments in respect of prior years	(919)	2,094	(919)	1,552
	(1,490)	3,251	(1,656)	4,549
Deferred:
Income taxes - origination and reversal of temporary difference	4,415	21,529	8,069	26,978
Mining taxes - origination and reversal of temporary difference	(205)	(826)	322	(1,520)
Peruvian mining tax - origination and reversal of temporary difference	2,296	(6,539)	2,892	(6,539)
Adjustments in respect of prior years	1,575	(4,612)	44	(4,649)
	8,081	9,552	11,327	14,270
	$6,591	$12,803	$9,671	$18,819

(b)              Deferred tax assets and liabilities as represented on the balance sheets:

	Jun. 30, 2014	Dec. 31, 2013
Deferred income tax asset	$36,825	$31,331
Deferred mining tax asset - Canada	—	456
	36,825	31,787

Deferred income tax liability	(277,778)	(273,483)
Deferred mining tax liability - Canada	(950)	—
Deferred mining tax liability - Peru	(23,023)	(20,150)
	(301,751)	(293,633)
Net deferred tax liability balance	$(264,926)	$(261,846)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

(c)               Changes in deferred tax assets and liabilities:

	Six months ended	Year ended
	Jun. 30, 2014	Dec. 31, 2013
Net deferred tax liability balance, beginning of year	$(261,846)	$(201,228)
Deferred tax expense	(11,327)	(41,171)
OCI transactions (note 20)	6,419	(7,792)
Items charged directly to equity	2,037	—
Foreign currency translation on Hudbay Peru deferred tax liability	(209)	(11,655)
Net deferred tax liability balance, end of period	$(264,926)	$(261,846)

(d)              Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)               Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

18.            Share capital

(a)              Preference shares:

Authorized: Unlimited preference shares without par value

(b)              Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Six months ended		Year ended
	Jun. 30, 2014		Dec. 31, 2013
	Common Shares	Amount	Common Shares	Amount
Balance, beginning of year	172,078,376	$1,021,088	171,984,487	$1,020,458
Exercise of stock options	23,334	214	93,889	630
Share issue costs, net of tax	—	(5,646)	—	—
Share issuance	20,930,000	172,672	—	—
Balance, end of period	193,031,710	$1,188,328	172,078,376	$1,021,088

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

On January 9, 2014, the Group entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the Group’s common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172,672.

On July 30, 2014, the Company declared semi-annual dividends of $0.01 per share. The dividend will be paid on September 30, 2014 to shareholders of record as of September 12, 2014 and is expected to total $2,316. The Company paid $1,928 on March 31, 2014 to shareholders of record as of March 14, 2014. During the six months ended June 30, 2013, the Company paid $17,203 on March 27, 2013 to shareholders of record as of March 18, 2013.

Refer to note 26, regarding subsequent events related to the acquisition of control of Augusta.

19.            Earnings (loss) per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Weighted average common shares outstanding
Basic	193,015,043	172,028,376	189,542,667	172,020,482
Plus net incremental shares from assumed conversion: stock options	202,666	207,392	194,378	240,804
Diluted weighted average common shares outstanding	193,217,709	172,235,768	189,737,045	172,261,286

The determination of the diluted weighted-average number of common shares excludes 1,846,952 and 1,854,388 shares, respectively, related to stock options that were anti-dilutive for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 -  2,863,742 and 2,134,837 shares, respectively).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of share was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the six months ended June 30, 2014, the Group calculated diluted loss per share using 189,542,667 common shares. For the three and six months ended June 30, 2013, the Group calculated diluted loss per share using 172,028,376 and 172,020,482 common shares, respectively.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

20.            Other comprehensive income (loss) (“OCI”)

	Three months ended			Three months ended
	Jun. 30, 2014			Jun. 30, 2013
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net foreign exchange (loss) gain on translation of foreign operations	$(54,186)	$—	$(54,186)	$51,345	$—	$51,345
	(54,186)	—	(54,186)	51,345	—	51,345
Available-for-sale
Change in fair value of available-for-sale investments	1,954	—	1,954	(13,206)	—	(13,206)
Transfer to income statement on impairment of investments (note 6e)	329	—	329	5,240	—	5,240
Transfer to income statements on sale of investments	(33)	—	(33)	—	—	—
	2,250	—	2,250	(7,966)	—	(7,966)
Items that will not be reclassified subsequently to profit or loss
Actuarial (loss) gain	(14,532)	1,902	(12,630)	27,230	(4,288)	22,942
Total OCI (loss) gain	$(66,468)	$1,902	$(64,566)	$70,609	$(4,288)	$66,321

	Six months ended			Six months ended
	Jun. 30, 2014			Jun. 30, 2013
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange gain on translation of foreign operations	$6,718	$—	$6,718	$75,202	$—	$75,202
Available-for-sale
Change in fair value of available-for-sale investments	46,394	—	46,394	(13,097)	—	(13,097)
Transfer to income statement on impairment of investments (note 6e)	1,123	—	1,123	6,979	—	6,979
Transfer to income statements on sale of investments	(33)	—	(33)	(28)	—	(28)
	47,484	—	47,484	(6,146)	—	(6,146)
Items that will not be reclassified subsequently to profit or loss
Actuarial (loss) gain	(40,614)	6,419	(34,195)	21,180	(3,373)	17,807
Total OCI gain	$13,588	$6,419	$20,007	$90,236	$(3,373)	$86,863

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

21.            Non-controlling interests

Hudbay sold its 51% interest in the Back Forty project on January 17, 2014 (note 5). As part of the disposition, the Group derecognized the non-controlling interest.

In accordance with a joint venture agreement with VMS, Hudbay owns 70% of the Reed copper mine and the two claims immediately to the south, as well as four exploration properties. During the second quarter of 2014, the Reed mine commenced commercial production and the Group entered into an offtake agreement with VMS. As a result, the Group re-assessed the joint venture accounting under IFRS. It was concluded that the previous method of consolidation was not reflective of the substance of the joint venture agreement and as such the balance of the non-controlling interest pertaining to the Reed mine was reclassified. Previously incurred acquisition costs and operating losses that were non-attributable to Hudbay owners are now recorded in property, plant and equipment and loans receivable from the joint venture partner, respectively. The appropriate method of accounting on a prospective basis is to consolidate Hudbay’s proportionate share of the assets and liabilities associated with the joint venture.

	Back Forty Project	Reed Mine & Exploration	Total
Balance, January 1, 2013	$762	$(1,073)	$(311)
Share of OCI	324	—	324
Share of net loss	(7,917)	—	(7,917)
Balance, December 31, 2013	(6,831)	(1,073)	(7,904)
Share of net loss	(90)	—	(90)
Reclassification adjustment		1,073	1,073
Disposition of subsidiary	6,921	—	6,921
Balance, June 30, 2014	$—	$—	$—

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

22.            Financial instruments

(a)              Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Jun. 30, 2014		Dec. 31, 2013
	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$547,283	$547,283	$631,427	$631,427
Restricted cash[1]	45,138	45,138	22,894	22,894
Trade and other receivables[1,2]	75,869	75,869	50,806	50,806
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	1,616	1,616	1,307	1,307
Non-hedge derivative assets[3]	1,422	1,422	807	807
Prepayment option - embedded derivative[7]	7,775	7,775	2,829	2,829
Investments at FVTPL[4]	—	—	7	7
Available-for-sale
Available-for-sale investments[4]	99,561	99,561	48,281	48,281
	778,664	778,664	758,358	758,358
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables[1,2]	318,339	318,339	207,369	207,369
Other financial liabilities[5]	21,826	26,842	27,835	34,756
Senior unsecured notes[6]	880,275	785,783	822,030	782,160
Equipment finance facility[8]	88,542	88,542	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	2,049	2,049	414	414
Non-hedge derivative liabilities[3]	3,166	3,166	4,631	4,631
	1,314,197	1,224,721	1,062,279	1,029,330
Net financial assets	$(535,533)	$(446,057)	$(303,921)	$(270,972)

1         Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2         Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

3         Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

4         Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5         These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6         Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at the period end.

7         Fair value of the prepayment option embedded derivative related to the long-term debt (note 14) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8         The carrying value of the equipment finance facility approximates the fair value as the facility is based on floating rates.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•	Level 1:	Quoted prices in active markets for identical assets or liabilities;

•	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$1,616	$—	$1,616
Non-hedge derivatives	—	1,422	—	1,422
Prepayment option embedded derivative	—	7,775	—	7,775
Available-for-sale investments	97,561	—	2,000	99,561
	$97,561	$10,813	$2,000	$110,374
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$2,049	$—	$2,049
Non-hedge derivatives	—	3,166	—	3,166
	$—	$5,215	$—	$5,215

December 31, 2013	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$1,307	$—	$1,307
Non-hedge derivatives	—	807	—	807
Prepayment option embedded derivative	—	2,829	—	2,829
Investments at FVTPL	—	7	—	7
Available-for-sale investments	46,281	—	2,000	48,281
	$46,281	$4,950	$2,000	$53,231
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$414	$—	$414
Non-hedge derivatives	—	4,631	—	4,631
	$—	$5,045	$—	$5,045

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2014, the Group did not make any transfers.

(b)              Derivatives and hedging:

Copper and Zinc costless collars

Hudbay entered into copper and zinc hedging transactions intended to mitigate the risk of adverse changes to operating cash flow as the Group approaches the expected completion of the Group’s Lalor and Constancia projects in the second half of 2014. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities.

In copper, the Group has entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. As at June 30, 2014, 41 million pounds of copper collars were settled, leaving 28 million pounds unsettled for 2014 (three months ended December 31, 2013 — 14 million pounds of copper collars were settled). In zinc, the Group has entered into costless collar transactions on approximately 127 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb. As at June 30, 2014, 74 million pounds of zinc collars were settled leaving 53 million pounds unsettled for 2014 (three months ended December 31, 2013 — 21 million pounds of zinc collars were settled).

The hedging transactions are with counterparties that the Group believes to be creditworthy and do not require the Group to provide collateral. The aggregate fair value of the transactions at June 30, 2014, was a liability position of $3,068 (December 31, 2013 — $4,631, a liability position).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gain and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At June 30, 2014, the Group held contracts for forward zinc purchased of 7,312 tonnes (December 31, 2013 — 3,553 tonnes) that related to forward customer sales of zinc. Prices ranges from US$1,895 to US$2,196 per tonne (December 31, 2013 — US$1,873 to US$1,966) and settlement dates extended to March 2015. The aggregate fair value of the transactions at June 30, 2014 was an asset position of $1,422 (December 31, 2013 — an asset position of $561).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of theses derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. At June 30, 2014 the Group held gold forward sales contracts of 9,020 ounces. Prices ranged from US$1,254 to US$1,322, and settlement dates extend to September 2014. At December 31, 2013 the Group held gold forward sales contracts of 7,695 ounces. Prices ranged from US$1,209 to US$1,254. At June 30, 2014, the Group held silver forward sales contracts of 110,331 ounces. Prices ranged from US$18.95 to US$21.10 and settlement dates extend to September 2014. At December 31, 2013 the Group held 67,780 ounces and prices ranged from US$19.93 to US$20.84. The aggregate fair value of the transactions at June 30, 2014 was a liability position of $98 (December 31, 2013 — an asset position of $246).

(c)               Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At June 30, 2014, the Group’s net position consisted of contracts awaiting final pricing for sales of 8,328 tonnes of copper (December 31, 2013 — 5,381 tonnes) and purchases of 12,649 tonnes of zinc (December 31, 2013 — 5,322 tonnes). In addition, at June 30, 2014, the Group’s net position consisted of contracts awaiting final pricing for sales of 3,966 ounces of gold and 37,819 ounces of silver (December 31, 2013 — 3,031 ounces of gold and 25,936 ounces of silver).

As at June 30, 2014, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$3.19/lb (December 31, 2013 — US$3.34/lb), US$1,322/oz (December 31, 2013 — US$1,202/oz) and US$21.03/oz (December 31, 2013 — US$19.36/oz), respectively.

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at June 30, 2014, was an asset position of $1,616 (December 31, 2013 — $1,307, an asset position). The aggregate fair value of the embedded derivatives within the zinc concentrate purchase contracts at June 30, 2014, was a liability position of $2,049 (December 31, 2013 — $414, a liability position).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

Prepayment option embedded derivative

The Notes (note 14) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gain in finance income and expense (note 6e).

23.   Capital commitments

As at June 30, 2014, the Group had outstanding capital commitments in Canada of approximately $42,962 primarily related to its Lalor project, of which approximately $24,813 cannot be terminated by the Group; and approximately $198,911 in Peru, primarily related to its Constancia project, of which approximately $72,340 cannot be terminated by the Group.

24.   Supplementary cash flow information

(a)   Change in non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Change in:
Trade and other receivables	$7,438	$30,973	$11,185	$16,420
Inventories	(15,507)	9,803	(38,257)	9,694
Prepaid expenses and other current assets	(2,531)	(6,895)	(1,534)	(6,361)
Trade and other payables	(100)	(4,289)	1,512	8,705
Change in taxes payable/receivable	(4,384)	(3,272)	(5,464)	(11,824)
Taxes — ITC	(1,176)	(2,129)	(2,960)	(4,446)
Provisions and other liabilities	(5,050)	(18,830)	(4,871)	(31,814)
	$(21,310)	$5,361	$(40,389)	$(19,626)

(b)   Non-cash transactions:

During the six months ended June 30, 2014, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                  Remeasurements of the Group’s decommissioning and restoration liabilities as at June 30, 2014, led to increases in related property, plant and equipment assets of $18,627 mainly as a result of discount rate changes. For the six months ended June 30, 2013, such remeasurements led to decreases in property, plant and equipment assets of $15,187.

•                  Property, plant and equipment included $208,877 of additions which were not yet paid for as at June 30, 2014 (June 30, 2013 - $113,254). These purchases will be reflected in the statements of cash flows in the periods payments are made. In addition, property, plant and equipment included the removal of $20,351 to reflect the Group’s proportionate share of Reed mine assets.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

25.    Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011. Corporate and other activities includes the Group’s exploration activities in Chile and Colombia as well as the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance. The exploration entities and Balmat are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. In 2013, the Corporate and Other activities segment includes the Michigan segment which was sold on January 17, 2014. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended June 30, 2014

	Manitoba	Peru	Corporate and other activities	Total
Revenue from external customers	$139,329	$—	$—	$139,329
Cost of sales
Mine operating costs	101,503	—	—	101,503
Depreciation and amortization	23,716	—	—	23,716
Gross profit	14,110	—	—	14,110
Selling and administrative expenses	514	—	12,408	12,922
Exploration and evaluation	1,388	395	471	2,254
Other operating income and expenses	(1,315)	1,958	944	1,587
Results from operating activities	$13,523	$(2,353)	$(13,823)	$(2,653)
Finance income				(912)
Finance expenses				2,346
Other finance losses				(10,930)
Profit before tax				6,843
Tax expense				6,591
Profit for the period				$252

Three months ended June 30, 2014

Additions to property, plant and equipment[1]	$36,357	$206,509	$(6)	$242,860
Additions to other non-current assets (intangibles)	142	—	—	142

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24b.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

Three months ended June 30, 2013

	Manitoba	Peru	Corporate and other activities	Total
Revenue from external customers	$130,659	$—	$—	$130,659
Cost of sales
Mine operating costs	95,602	—	—	95,602
Depreciation and amortization	20,814	—	—	20,814
Gross profit	14,243	—	—	14,243
Selling and administrative expenses	652	—	7,555	8,207
Exploration and evaluation	2,521	1,247	3,123	6,891
Other operating income and expenses	128	1,594	560	2,282
Results from operating activities	$10,942	$(2,841)	$(11,238)	$(3,137)
Finance income				265
Finance expenses				2,479
Other finance losses				34,002
Loss before tax				(39,883)
Tax expense				12,803
Loss for the period				$(52,686)

Three months ended June 30, 2013

Additions to property, plant and equipment[1]	$48,567	$184,502	$(25)	$233,044
Additions to other non-current assets (intangibles)	321	—	143	464

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24b.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

Six months ended June 30, 2014

			Corporate and
	Manitoba	Peru	other activities	Total
Revenue from external customers	$246,108	$—	$—	$246,108
Cost of sales
Mine operating costs	182,785	—	—	182,785
Depreciation and amortization	39,143	—	—	39,143
Gross profit	24,180	—	—	24,180
Selling and administrative expenses	1,058	—	25,929	26,987
Exploration and evaluation	2,712	786	699	4,197
Other operating income and expenses	(672)	3,503	2,368	5,199
Loss on disposal of subsidiary	—	—	6,512	6,512
Results from operating activities	$21,082	$(4,289)	$(35,508)	$(18,715)
Finance income				(1,692)
Finance expenses				4,729
Other finance gains				(4,456)
Loss before tax				(17,296)
Tax expense				9,671
Loss for the period				$(26,967)

Six months ended June 30, 2013

	Manitoba	Peru	Corporate and other activities	Total
Revenue from external customers	$250,540	$—	$—	$250,540
Cost of sales
Mine operating costs	176,623	—	—	176,623
Depreciation and amortization	34,988	—	—	34,988
Gross profit	38,929	—	—	38,929
Selling and administrative expenses	998	—	18,278	19,276
Exploration and evaluation	7,250	2,390	5,970	15,610
Other operating income and expenses	307	2,794	1,189	4,290
Results from operating activities	$30,374	$(5,184)	$(25,437)	$(247)
Finance income				(2,109)
Finance expenses				4,243
Other finance losses				29,579
Loss before tax				(31,960)
Tax expense				18,819
Loss for the period				$(50,779)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

June 30, 2014

	Manitoba	Peru	Corporate and other activities	Total
Total assets	$1,273,910	$2,826,087	$280,294	$4,380,291
Total liabilities	863,607	891,608	831,534	2,586,749
Property, plant and equipment	845,780	2,335,024	10,420	3,191,224

Six months ended June 30, 2014

Additions to property, plant and equipment[1]	$80,688	$369,215	$(29)	$449,874
Additions to other non-current assets (intangibles)	413	65	—	478

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24b.

December 31, 2013

	Manitoba	Peru	Corporate and other activities	Total
Total assets	$1,295,239	$2,357,756	$190,991	$3,843,986
Total liabilities	825,035	554,518	836,726	2,216,279
Property, plant and equipment	820,030	1,837,728	7,317	2,665,075

Six months ended June 30, 2013

Additions to property, plant and equipment[1]	$102,726	$335,656	$36	$438,418
Additions to other non-current assets (intangibles)	1,063	—	143	1,206

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24b.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2014

26.  Subsequent Events

Augusta Acquisitions

On February 10, 2014, the Group commenced an offer to acquire all of the issued and outstanding common shares of Augusta (“Augusta Shares”) not already owned by the Group for consideration per Augusta Share of 0.315 of a Hudbay common share (the “Original Offer”).

On June 23, 2014, the Group announced it had entered into a support agreement with Augusta pursuant to which it agreed to increase the consideration offered per Augusta Share to 0.315 of a Hudbay common share and 0.17 of a warrant to acquire a Hudbay common share (the Original Offer, as revised, is referred to herein as the “Offer”).

On July 16, 2014, the Group took up 116,233,761 Augusta Shares under the Offer which, together with the Augusta Shares already owned by the Group, represent approximately 92% of the issued and outstanding Augusta Shares. The Group also extended the expiry time of the Offer until July 29, 2014. Prior to such expiration, the Group took up an additional 6,100,762 Augusta Shares, bringing our total ownership to approximately 96% of the issued and outstanding Augusta Shares. The Group intends to acquire the Augusta Shares that were not tendered to the Offer in a subsequent acquisition transaction.

At the time of the release of the condensed consolidated financial statements, information was not available to include a purchase price allocation under IFRS 3, Business Combinations.